Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2013 and Increases Its Quarterly Dividend

MONACO--(Marketwired - Feb 21, 2014) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three months and year ended December 31, 2013 and increased its quarterly dividend to $0.08 per share.

Results for the three months ended December 31, 2013 and 2012

For the three months ended December 31, 2013, the Company had net income of $5.8 million, or $0.03 basic and diluted earnings per share. The Company's adjusted net loss was $14.5 million (see Non-GAAP Measure section below), or $0.08 basic and diluted loss per share, which excludes (i) a $41.4 million, or $0.23 per share gain resulting from the previously announced investment in Dorian LPG Ltd. ('Dorian'), (ii) a $21.2 million, or $0.12 per share write-down resulting from the designation of certain older vessels as 'held for sale' and (iii) an unrealized gain on derivative financial instruments of $0.1 million or $0.00 per share.

For the three months ended December 31, 2012, the Company had a net loss of $4.9 million, or $0.11 basic and diluted loss per share. The Company's adjusted net loss was $3.6 million (see Non-GAAP Measure section below), or $0.08 basic and diluted loss per share, which excludes a $1.3 million, or $0.03 per share, unrealized loss on derivative financial instruments.

Results for the year ended December 31, 2013 and 2012

For the year ended December 31, 2013, the Company had net income of $17.0 million, or $0.12 basic and $0.11 diluted earnings per share. The Company's adjusted net loss was $3.7 million (see Non-GAAP Measure section below), or $0.03 basic and diluted loss per share, which excludes (i) a $41.4 million, or $0.28 per share gain resulting from the previously announced investment in Dorian, (ii) a $21.2 million, or $0.14 per share write-down resulting from the designation of certain older vessels as 'held for sale' and (iii) an unrealized gain on derivative financial instruments of $0.6 million, or $0.00 per share.

For the year ended December 31, 2012, the Company had a net loss of $26.5 million or $0.64 basic and diluted loss per share. The Company's adjusted net loss was $11.9 million (see Non-GAAP Measure section below), or $0.29 basic and diluted loss per share, which excludes (i) a $10.4 million, or $0.25 per share, loss from sales of vessels, (ii) a $3.0 million, or $0.07 per share, write-off of deferred financing fees, and (iii) a $1.2 million, or $0.03 per share, unrealized loss on derivative financial instruments.

Declaration of Dividend

On February 21, 2014, the Scorpio Tankers' board of directors declared a quarterly cash dividend of $0.08 per share, payable on March 26, 2014 to all shareholders as of March 11, 2014 (the record date). There are currently 198,791,502 shares outstanding.

Emanuele Lauro, chief executive officer and chairman of the board commented, “Although our fourth quarter 2013 results reflect the deleterious effects of prolonged turnarounds of existing refineries and delays of commissioning the new refining assets, we remain confident in the underlying demand and supply thesis. Already in the first quarter, all of our vessel classes are experiencing higher returns than they did in the final quarter of 2013. We expect to be profitable this quarter; additionally, we have increased our quarterly dividend to $0.08 per share.

As for the remainder of 2014, both new emissions regulations and customer preferences will leave us very well-positioned.  By the end of the year, we will have a modern fuel-efficient fleet, which has significant commercial and technical benefits. Even though we expect the overall product market to continue to improve, we also expect there to be a bifurcation of returns between modern fuel-efficient and older vessels.”

Summary of Recent and Fourth Quarter Significant Events:

•
Took delivery of two MR tankers under the Company's Newbuilding Program, STI Opera and STI Duchessa, in January 2014. After delivery, each vessel began a time charter for up to 120 days at approximately $19,000 per day.

•
Reached agreements to sell three of the Company's older vessels, Noemi, Senatore, and STI Spirit, for an aggregate selling price of $74.2 million, further emphasizing the Company's commitment to a modern fuel efficient fleet.

•
Reached agreements with Hyundai Samho Heavy Industries ("HSHI") and Daewoo Shipbuilding and Marine Engineering Co., Ltd. ("DSME") for the construction of a total of seven Very Large Crude Carriers (VLCCs) for aggregate consideration of approximately $662.2 million, with deliveries in 2015 and 2016.

•
Closed on the previously announced transaction with Dorian, acquiring 30% of Dorian's outstanding shares in exchange for the contribution of 11 Very Large Gas Carrier ('VLGC') newbuilding contracts, together with a cash payment of $1.9 million. The Company also closed on the purchase of 24,121,621 new shares of Dorian's common stock as part of a private placement of shares for total consideration of $75.0 million. The Company currently owns approximately 26% of Dorian's outstanding shares after Dorian's equity offering in February 2014.

•
Acquired four MR product tankers currently under construction in South Korea from an unaffiliated third party. Approximately 26% of the aggregate purchase price of $153.9 million consisted of newly issued common shares of the Company. One vessel is expected to be delivered in the third quarter of 2014, one is expected to be delivered in the first quarter of 2015 and the remaining two are expected to be delivered in the second quarter of 2015.

•
Received loan commitments from a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea ("KEXIM") for a total loan facility of up to $429.6 million (the "KEXIM Financing"). The KEXIM Financing incorporates an optional guarantee from KEXIM for the issuance by the Company, at the option of the Company, of a five year $125.3 million amortizing bond facility; the proceeds of which will reduce KEXIM's direct loan commitment in the KEXIM Financing.

•
Received an Acceptance of Insurance Agreement ("Insurance Agreement") from Korea Trade Insurance Corporation ("KSURE") covering 95% of an up to $358.3 million KSURE tranche as part of a credit facility of up to $458.3 million (the "KSURE Financing").

Vessel sales

As part of the Company's commitment to a modern fuel efficient fleet, the Company designated certain older vessels as 'held for sale' in December 2013. This designation resulted in a write-down of the book value of these vessels of $21.2 million in aggregate. As part of this commitment, the Company reached agreements for the following in the first quarter of 2014:

•	The sale of two, 2004 built, LR1 product tankers, Noemi and Senatore, for an aggregate selling price of $44.0 million. These sales are expected to close in March and April 2014.
•	The sale of the 2008 built LR2 product tanker, STI Spirit, for $30.2 million. This sale is expected to close in April 2014.

The Company will also make repayments of the debt associated with these three vessels upon the closing of each sale for $44.4 million in aggregate.

VLCC Newbuildings

In December 2013, the Company reached agreements with DSME and HSHI for the construction of seven VLCCs for an aggregate purchase price of approximately $662.2 million. One vessel is scheduled for delivery in the third quarter of 2015, two in the fourth quarter of 2015, two in the first quarter of 2016, one in the second quarter of 2016 and one in the third quarter of 2016.

MR Product Tanker Newbuildings

In December 2013, the Company closed on an agreement with an unaffiliated third party to issue shares in exchange for the transfer of ownership to the Company of four MR product tankers currently under construction in South Korea. The purchase price of the four vessels, in aggregate, is approximately $153.9 million. Approximately 26% of the total purchase price for the vessels consisted of newly issued common shares of the Company having a valuation based on the fair market value of the shares at the time of issuance. The new common shares, in addition to a payment of $4.4 million, were issued to affiliates of York Capital and the remainder of the purchase price will be paid to the shipyard from cash-on-hand and bank debt.

One vessel is expected to be delivered in the third quarter of 2014, one in the first quarter of 2015 and the remaining two are expected to be delivered in the second quarter of 2015. These vessels are similar to the Company's newbuildings that are also under construction at the same shipyard.

Investment in Dorian LPG Ltd.

In November 2013, the Company contributed 11 VLGC newbuilding contracts, together with a cash payment of $1.9 million, to Dorian in exchange for newly issued shares representing 30% of Dorian's outstanding shares at that time. As of the closing date of the transaction, the Company paid $83.1 million in installment payments under these 11 VLGC contracts. Additionally, in November 2013, the Company purchased 24,121,621 new shares of Dorian's common stock as part of a private placement of shares for total consideration of $75.0 million.

The Company currently owns 64,073,744 shares or approximately 26% of the outstanding shares of Dorian. As of February 21, 2014, these Dorian shares, which are traded on the Norwegian Over the Counter exchange, were worth approximately $234.2 million using the closing price of NOK 22.25 per share or approximately $3.65 per share.

KSURE Credit Facility

In October 2013, the Company received an Acceptance of Insurance Agreement from KSURE covering 95% of an up to $358.3 million KSURE Tranche which is a component of a credit facility of up to $458.3 million. The KSURE Financing also includes a commercial tranche (the "Commercial Tranche") of $100.0 million.

The KSURE Financing will be used to finance up to 60% of the contract price of up to 21 newbuilding product tankers upon delivery. The covenants are similar to those in the Company's existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines.

KEXIM Financing

In September 2013, the Company received loan commitments from a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) for loan commitments of up to $429.6 million, including a commitment from KEXIM for up to $300.6 million (the "KEXIM Tranche").

The KEXIM Financing will be used to finance up to 60% of the contract price of 18 newbuilding product tankers upon delivery. The covenants are similar to those in the Company's existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines.

In addition to KEXIM's commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the "KEXIM Guaranteed Note") that may be issued by the Company at the Company's discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche.

Time charter-in update

In February 2014, the Company entered into a new time charter-in agreement on an LR2 vessel that is currently time chartered-in. The new agreement is for six months at $16,500 per day and commenced upon the expiration of the existing charter in February 2014.

In December 2013, the Company declared options to extend the charter on a 2007 built LR1 product tanker for six months at $14,250 per day effective February 2014 and a 2012 built LR2 product tanker for six months at $15,250 per day effective January 2014.

In December 2013, the Company time chartered-in a 2008 built LR2 product tanker for one year at $15,700 per day and a 2003 built LR1 product tanker for one year at $13,600 per day.

In October 2013, the Company declared an option to extend the charter on a 2007 built MR product tanker for one year at $14,500 per day effective January 2014.

Conference Call

The Company will have a conference call on February 24, 2014 at 11:00 AM Eastern Standard Time and 5:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(888)-765-5576 (U.S.) or 1(913)-312-1520 (International). The conference participant passcode is 9755351. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

Slides and Audio Webcast:

There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: http://www.visualwebcaster.com/event.asp?id=98195

Current Liquidity

As of February 21, 2014, the Company had $123.3 million in cash.

Debt

In January 2014, the Company drew down $72.4 million from the 2010 Revolving Credit Facility.

In January 2014, the Company drew down $52.0 million from the 2011 Credit Facility. In connection with this draw down, STI Duchessa, STI Le Rocher and STI Larvotto were provided as collateral under the facility.

In February 2014, the Company drew down $64.2 million from the 2013 Credit Facility. In connection with this draw down, STI Opera, STI Fontvieille and STI Ville were provided as collateral under the facility.

In December 2013, the Company made a $1.4 million prepayment into the STI Spirit Credit Facility in order to maintain compliance with that facility's collateral maintenance ratio (which requires that the charter-free market value of STI Spirit be no less than 140% of the then outstanding loan balance).

As of February 24, 2014, the Company's outstanding debt balance is as follows:

2010 Revolving Credit Facility	$72.4	million
2011 Credit Facility	116.0	million
STI Spirit Credit Facility	21.7	million
Newbuilding Credit Facility	83.8	million
2013 Credit Facility	64.2	million
Total	$358.1	million

Newbuilding Program
During the fourth quarter of 2013, the Company made $260.9 million of installment payments on its newbuilding vessels. The Company currently has 63 newbuilding vessel orders with HMD, SPP, HSHI and DSME (30 MRs, 14 Handymaxes, 12 LR2s and 7 VLCCs). The estimated future payment dates and amounts are as follows*:

Q1 2014	223.4	million**
Q2 2014	400.9	million
Q3 2014	431.4	million
Q4 2014	310.9	million
Q1 2015	205.5	million
Q2 2015	205.9	million
Q3 2015	80.3	million
Q4 2015	103.5	million
Q1 2016	105.1	million
Q2 2016	56.7	million
Q3 2016	56.7	million

Total	$2,180.3	million

*These are estimates only and are subject to change as construction progresses.
**$127.2 million has been paid prior to the date of this press release.

Explanation of Variances on the Fourth Quarter of 2013 Financial Results Compared to the Fourth Quarter of 2012

For the three months ended December 31, 2013, the Company recorded net income of $5.8 million compared to a net loss of $4.9 million in the three months ended December 31, 2012. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended December 31, 2013 and 2012:

	For the three months ended December 31,
In thousands of U.S. dollars	2013	2012
Vessel revenue	$53,367	$30,104
Voyage expenses	(1,064)	(1,794)
TCE revenue	$52,303	$28,310

•
TCE revenue increased $24.0 million to $52.3 million. This increase was primarily driven by an increase in the average number of operating vessels (owned and time chartered-in) to 47.2 from 23.8 for the three months ended December 31, 2013 and 2012, respectively. This increase was offset by an overall decrease in time charter equivalent revenue per day to $12,080 per day from $13,392 per day for the three months ended December 31, 2013 and 2012, respectively (see the breakdown of daily TCE averages below).

•
Vessel operating costs increased $4.4 million to $12.6 million from $8.2 million for the three months ended December 31, 2013 and 2012, respectively. This increase was primarily driven by an increase in the Company's owned fleet to an average of 19.0 vessels from 12.0 vessels for the three months ended December 31, 2013 and 2012, respectively. The increase was offset by an overall decrease in vessel operating costs per day to $7,071 per day from $7,348 per day for the three months ended December 31, 2013 and 2012, respectively (see the breakdown of daily TCE averages below). The overall decrease was driven by the growth in the fleet of newbuilding MRs, which realized improved operating performance when compared to the Company's older vessels.

•
Charterhire expense increased $22.0 million to $36.2 million as a result of an increase in the average number of vessels time chartered-in to 28.2 from 11.8 for the three months ended December 31, 2013 and 2012, respectively. See the Company's Fleet List below for the terms of these agreements.

•
Depreciation expense increased $2.3 million to $6.9 million primarily as a result of an increase in the average number of owned vessels to 19.0 from 12.0 for the three months ended December 31, 2013 and 2012.

•
General and administrative expenses increased $8.1 million to $11.2 million. This increase was driven by a $5.5 million increase in the amortization of restricted stock (non-cash) and an overall increase in other general and administrative expenses due to the significant growth in the Company's fleet and Newbuilding program.

•
Write-down of vessels held for sale of $21.2 million relates to the designation of certain vessels as held-for-sale at December 31, 2013 and the corresponding write-down to their estimated selling prices.

•
Gain on sale of VLGCs of $41.4 million relates to the gain recorded as a result of our contribution of 11 VLGCs under construction and $1.9 million in cash, to Dorian in exchange for 30% of Dorian's outstanding shares.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2013	2012	2013	2012
Revenue
Vessel revenue	$53,367	$30,104	$207,580	$115,381

Operating expenses
Vessel operating costs	(12,569)	(8,195)	(40,204)	(30,353)
Voyage expenses	(1,064)	(1,794)	(4,846)	(21,744)
Charterhire	(36,197)	(14,222)	(115,543)	(43,701)
Depreciation	(6,930)	(4,605)	(23,595)	(14,818)
General and administrative expenses	(11,216)	(3,132)	(25,788)	(11,536)
Write down of vessels held for sale and loss from sales of vessels	(21,187)	-	(21,187)	(10,404)
Gain on sale of VLGCs	41,375	-	41,375	-
Total operating expenses	(47,788)	(31,948)	(189,788)	(132,556)
Operating income / (loss)	5,579	(1,844)	17,792	(17,175)
Other (expense) and income, net
Financial expenses	(383)	(1,929)	(2,705)	(8,512)
Realized gain/(loss) on derivative financial instruments	(22)	157	3	443
Unrealized gain/(loss) on derivative financial instruments	82	(1,269)	567	(1,231)
Financial income	197	29	1,147	35
Share of profit from associate	369	-	369	-
Other expenses, net	(51)	(24)	(158)	(97)
Total other income/(expense), net	192	(3,036)	(777)	(9,362)
Net income / (loss)	$5,771	$(4,880)	$17,015	$(26,537)

Earnings / (loss) per share

Basic	$0.03	$(0.11)	$0.12	$(0.64)
Diluted	$0.03	$(0.11)	$0.11	$(0.64)

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents	$78,845	$87,165
Accounts receivable	72,542	36,438
Prepaid expenses and other current assets	2,277	956
Inventories	2,857	2,169
Vessels held for sale	82,649	-
Total current assets	239,170	126,728
Non-current assets
Vessels and drydock	530,270	395,412
Vessels under construction	649,526	50,251
Other assets	17,907	889
Investment in associate	209,803	-
Total non-current assets	1,407,506	446,552
Total assets	$1,646,676	$573,280

Current liabilities
Bank loans	31,850	7,475
Accounts payable	20,696	11,387
Accrued expenses	7,251	3,057
Derivative financial instruments	689	844
Total current liabilities	60,486	22,763
Non-current liabilities
Bank loans	135,279	134,984
Derivative financial instruments	188	743
Total non-current liabilities	135,467	135,727
Total liabilities	195,953	158,490

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	1,999	650
Additional paid in capital	1,536,945	519,493
Treasury shares	(7,938)	(7,938)
Hedging reserve	(212)	(329)
Accumulated deficit	(80,071)	(97,086)
Total shareholders' equity	1,450,723	414,790
Total liabilities and shareholders' equity	$1,646,676	$573,280

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2013	2012
Operating activities
Net income / (loss)	$17,015	$(26,537)
Gain on sale of VLGCs	(41,375)	-
Write down of vessels held for sale and loss from sales of vessels	21,187	10,404
Depreciation	23,595	14,818
Amortization of restricted stock	13,142	3,490
Amortization of deferred financing fees	332	4,093
Straight-line adjustment for charterhire expense	53	41
Share of profit from associate	(369)	-
Unrealized gain on derivative financial instruments	(567)	1,231
	33,013	7,540
Changes in assets and liabilities:
Drydock payments	(1,469)	(1,702)
(Increase)/decrease in inventories	(687)	526
Increase in accounts receivable	(36,104)	(16,052)
(Increase)/decrease in prepaid expenses and other current assets	(823)	547
(Increase)/decrease in other assets	(848)	2,443
(Decrease)/increase in accounts payable	(2,021)	3,966
Increase in accrued expenses	3,253	804
	(38,699)	(9,468)
Net cash outflow from operating activities	(5,686)	(1,928)
Investing activities
Acquisition of vessels and payments for vessels under construction	(768,170)	(191,490)
Proceeds from disposal of vessels	-	101,335
VLGC installment payments	(83,070)	-
Investment in associate	(84,583)	-
Net cash outflow from investing activities	(935,823)	(90,155)
Financing activities
Bank loan repayment	(28,410)	(129,076)
Bank loan drawdown	52,050	124,172
Debt issuance costs	(13,940)	(3,293)
Gross proceeds from issuance of common stock	983,537	159,002
Equity issuance costs	(35,695)	(5,950)
Purchase of treasury shares	-	(2,440)
Dividends paid	(24,353)	-
Net cash inflow from financing activities	933,189	142,415
(Decrease)/increase in cash and cash equivalents	(8,320)	50,332
Cash and cash equivalents at January 1,	87,165	36,833
Cash and cash equivalents at December 31,	$78,845	$87,165

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2013 and 2012
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2013	2012	2013	2012
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$(681)	$3,786	$34,852	$11,883

Average Daily Results
Time charter equivalent per day(2)	$12,080	$13,392	$14,369	$12,960
Vessel operating costs per day(3)	7,071	7,348	6,781	7,605

Aframax/LR2
TCE per revenue day (2)	$12,582	$6,619	$12,718	$10,201
Vessel operating costs per day(3)	9,402	7,884	8,203	8,436

Panamax/LR1
TCE per revenue day (2)	$10,194	$13,389	$12,599	$14,264
Vessel operating costs per day(3)	8,306	7,509	7,756	7,714

MR
TCE per revenue day (2)	$13,784	$13,677	$16,546	$12,289
Vessel operating costs per day(3)	6,340	5,994	6,069	6,770

Handymax
TCE per revenue day (2)	$9,618	$13,821	$12,862	$13,069
Vessel operating costs per day(3)	7,332	7,908	6,852	7,594

Fleet data
Average number of owned vessels	19.0	12.0	15.9	10.8
Average number of time chartered-in vessels	28.2	11.8	22.9	9.2

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	-	$2,869	-	$2,869

(1) See Non-GAAP Measure section below

(2) Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3) Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of February 24, 2014

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Amber	2012	52,000	-	SMRP(4)	MR
3	STI Topaz	2012	52,000	-	SMRP(4)	MR
4	STI Ruby	2012	52,000	-	SMRP(4)	MR
5	STI Garnet	2012	52,000	-	SMRP(4)	MR
6	STI Onyx	2012	52,000	-	SMRP(4)	MR
7	STI Sapphire	2013	52,000	-	SMRP(4)	MR
8	STI Emerald	2013	52,000	-	SMRP(4)	MR
9	STI Beryl	2013	52,000	-	SMRP(4)	MR
10	STI Le Rocher	2013	52,000	-	SMRP(4)	MR
11	STI Larvotto	2013	52,000	-	SMRP(4)	MR
12	STI Fontvieille	2013	52,000	-	SMRP(4)	MR
13	STI Ville	2013	52,000	-	Spot	MR
14	STI Duchessa	2014	52,000	-	Spot	MR
15	STI Opera	2014	52,000	-	Spot	MR
16	Noemi	2004	72,515	-	Spot	LR1
17	Senatore	2004	72,514	-	Spot	LR1
18	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
19	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
20	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
21	STI Spirit	2008	113,100	-	SLR2P (3)	LR2

	Total owned DWT		1,252,520

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (5)
	Time chartered-in vessels
22	Freja Polaris	2004	37,217	1B	SHTP (1)	Handymax	$12,700	14-Apr-14	(6)
23	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	$12,800	18-May-14	(7)
24	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	$12,800	14-Apr-14	(8)
25	Jinan	2003	37,285	-	SHTP (1)	Handymax	$12,600	28-Apr-15
26	Iver Progress	2007	37,412	-	SHTP (1)	Handymax	$12,500	03-Mar-15	(9)
27	Iver Prosperity	2007	37,455	-	SHTP (1)	Handymax	$12,500	20-Oct-14	(10)
28	Histria Azure	2007	40,394	-	SHTP (1)	Handymax	$12,600	04-Apr-14	(11)
29	Histria Coral	2006	40,426	-	SHTP (1)	Handymax	$12,800	17-Jul-14	(12)
30	Histria Perla	2005	40,471	-	SHTP (1)	Handymax	$12,800	15-Jul-14	(12)
31	STX Ace 6	2007	46,161	-	SMRP(4)	MR	$14,150	17-May-14	(13)
32	Targale	2007	49,999	-	SMRP(4)	MR	$14,500	17-May-14	(14)
33	Gan-Triumph	2010	49,999	-	SMRP(4)	MR	$14,150	20-May-14
34	Nave Orion	2013	49,999	-	SMRP(4)	MR	$14,300	25-Mar-15	(15)
35	Hafnia Lupus	2012	50,385	-	SMRP(4)	MR	$14,760	26-Apr-14	(16)
36	Gan-Trust	2013	51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(17)
37	Usma	2007	52,684	1B	SMRP(4)	MR	$14,500	03-Jan-15
38	SN Federica	2003	72,344	-	SPTP (2)	LR1	$11,250	15-May-15	(18)
39	SN Azzura	2003	72,344	-	SPTP (2)	LR1	$13,600	25-Dec-14
40	King Douglas	2008	73,666	-	SPTP (2)	LR1	$14,000	08-Aug-14	(19)
41	Hellespont Promise	2007	73,669	-	SPTP (2)	LR1	$14,250	14-Aug-14
42	FPMC P Eagle	2009	73,800	-	SPTP (2)	LR1	$14,525	09-Sep-15
43	FPMC P Hero	2011	99,995	-	SLR2P (3)	LR2	$15,000	02-May-14	(20)
44	FPMC P Ideal	2012	99,993	-	SLR2P (3)	LR2	$15,250	09-Jul-14	(21)
45	Densa Alligator	2013	105,708	-	SLR2P (3)	LR2	$16,500	17-Sep-14	(22)
46	Khawr Aladid	2006	106,003	-	SLR2P (3)	LR2	$15,400	11-Jul-15
47	Fair Seas	2008	115,406		SLR2P (3)	LR2	$16,500	21-Aug-14
48	Southport	2008	115,462		SLR2P (3)	LR2	$15,700	10-Dec-14
49	Pink Stars	2010	115,592	-	SLR2P (3)	LR2	$16,125	10-Apr-14
50	Four Sky	2010	115,708	-	SLR2P (3)	LR2	$16,250	02-Sep-14
51	Orange Stars	2011	115,756	-	SLR2P (3)	LR2	$16,125	06-Apr-14

	Total time chartered-in DWT		2,051,418

	Newbuildings currently under construction

	Vessel Name	Yard		DWT	Ice class	Vessel type
	Product tankers

52	Hull 2451	HMD	(23)	38,000	1A	Handymax
53	Hull 2452	HMD	(23)	38,000	1A	Handymax
54	Hull 2453	HMD	(23)	38,000	1A	Handymax
55	Hull 2454	HMD	(23)	38,000	1A	Handymax
56	Hull 2462	HMD	(23)	38,000	1A	Handymax
57	Hull 2463	HMD	(23)	38,000	1A	Handymax
58	Hull 2464	HMD	(23)	38,000	1A	Handymax
59	Hull 2465	HMD	(23)	38,000	1A	Handymax
60	Hull 2476	HMD	(23)	38,000	1A	Handymax
61	Hull 2477	HMD	(23)	38,000	1A	Handymax
62	Hull 2478	HMD	(23)	38,000	1A	Handymax
63	Hull 2479	HMD	(23)	38,000	1A	Handymax
64	Hull 2499	HMD	(23)	38,000	1A	Handymax
65	Hull 2500	HMD	(23)	38,000	1A	Handymax
66	Hull 2391	HMD	(23)	52,000		MR
67	Hull 2392	HMD	(23)	52,000		MR
68	Hull 2449	HMD	(23)	52,000		MR
69	Hull 2450	HMD	(23)	52,000		MR
70	Hull 2458	HMD	(23)	52,000		MR
71	Hull 2459	HMD	(23)	52,000		MR
72	Hull 2460	HMD	(23)	52,000		MR
73	Hull 2461	HMD	(23)	52,000		MR
74	Hull 2492	HMD	(23)	52,000		MR
75	Hull 2493	HMD	(23)	52,000		MR
76	Hull 2445	HMD	(23)	52,000		MR

77	Hull 2474	HMD	(23)	52,000	MR
78	Hull 2475	HMD	(23)	52,000	MR
79	Hull 2490	HMD	(23)	52,000	MR
80	Hull S1138	SPP	(24)	52,000	MR
81	Hull S1139	SPP	(24)	52,000	MR
82	Hull S1140	SPP	(24)	52,000	MR
83	Hull S1141	SPP	(24)	52,000	MR
84	Hull S1142	SPP	(24)	52,000	MR
85	Hull S1143	SPP	(24)	52,000	MR
86	Hull S1144	SPP	(24)	52,000	MR
87	Hull S1145	SPP	(24)	52,000	MR
88	Hull S1167	SPP	(24)	52,000	MR
89	Hull S1168	SPP	(24)	52,000	MR
90	Hull S1169	SPP	(24)	52,000	MR
91	Hull S1170	SPP	(24)	52,000	MR
92	Hull S5122	SPP	(24)	52,000	MR
93	Hull S5123	SPP	(24)	52,000	MR
94	Hull S5124	SPP	(24)	52,000	MR
95	Hull S5125	SPP	(24)	52,000	MR
96	Hull S703	HSHI	(25)	114,000	LR2
97	Hull S704	HSHI	(25)	114,000	LR2
98	Hull S705	HSHI	(25)	114,000	LR2
99	Hull S706	HSHI	(25)	114,000	LR2
100	Hull S709	HSHI	(25)	114,000	LR2
101	Hull S710	HSHI	(25)	114,000	LR2
102	Hull S715	HSHI	(25)	114,000	LR2
103	Hull S716	HSHI	(25)	114,000	LR2
104	Hull 5394	DSME	(26)	114,000	LR2
105	Hull 5395	DSME	(26)	114,000	LR2
106	Hull 5398	DSME	(26)	114,000	LR2
107	Hull 5399	DSME	(26)	114,000	LR2

	Total newbuilding product tankers DWT			3,460,000
	VLCCs
108	Hull 5404	DSME	(27)	300,000	VLCC
109	Hull 5405	DSME	(27)	300,000	VLCC
110	Hull 5406	DSME	(27)	300,000	VLCC
111	Hull 5407	DSME	(27)	300,000	VLCC
112	Hull 5408	DSME	(27)	300,000	VLCC
113	Hull S777	HSHI	(28)	300,000	VLCC
114	Hull S778	HSHI	(28)	300,000	VLCC

	Total VLCC DWT			2,100,000

	Total Fleet DWT			8,863,938

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	We have an option to extend the charter for an additional year at $14,000 per day.
(7)	We have an option to extend the charter for an additional year at $13,650 per day.
(8)
We have an option to extend the charter for an additional year at $13,650 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel's owner.

(9)	We have an option to extend the charter for an additional year at $13,500 per day.
(10)	We have an option to extend the charter for an additional year at $13,250 per day.
(11)	We have an option to extend the charter for an additional year at $13,550 per day.
(12)	We have an option to extend the charter for an additional year at $13,550 per day.
(13)	We have an option to extend the charter for an additional year at $15,150 per day.
(14)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(15)	We have an option to extend the charter for an additional year at $15,700 per day.
(16)	We have an option to extend the charter for an additional year at $16,000 per day.
(17)
The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(18)
We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel's owner whereby we split all of the vessel's profits above the daily base rate.

(19)	We have an option to extend the charter for an additional year at $15,000 per day.
(20)	We have options to extend the charter for two consecutive six month periods at $15,250 per day, and $15,500 per day respectively.
(21)	We have an option to extend the charter for an additional six months at $15,500 per day.
(22)	We have an option to extend the charter for one year at $17,550 per day.
(23)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). 23 vessels are expected to be delivered in 2014 and five vessels in the first and second quarters of 2015.

(24)	These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea ). 12 vessels are expected to be delivered in 2014 and four in the first and second quarters of 2015.
(25)
These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.). Six vessels are expected to be delivered in the third and fourth quarters of 2014 and two in the first quarter of 2015.

(26)
These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). Two vessels are expected to be delivered in the fourth quarter of 2014 and two in the second quarter of 2015.

(27)	These newbuilding VLCCs are being constructed at DSME. One vessel is expected to be delivered in the third quarter of 2015, two in the fourth quarter of 2015 and two in the first quarter of 2016.
(28)	These two newbuilding VLCCs are being constructed at HSHI. These vessels are expected to be delivered in the second and third quarters of 2016.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy

The Company's primary objectives are to profitably grow the business and emerge as a major operator of product tanker vessels and very large crude carriers. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions. The Company is currently concentrating on these sectors because of their attractive fundamentals which the Company believes includes:

•	increasing demand for refined products, and crude oil.
•	increasing ton miles (distance between production and areas of demand), and
•	reduced order book.

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company's board of directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

On February 21, 2014, the Company's board of directors declared a quarterly cash dividend of $0.08 per share, payable on March 26, 2014 to all shareholders as of March 11, 2014 (the record date). On December 18, 2013, the Company paid a quarterly cash dividend on its common stock of $0.07 per share to all shareholders as of December 3, 2013 (the record date).

Share Buyback Program

On July 9, 2010, the Company's board of directors authorized a share buyback program of up to $20 million. The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

As of February 21, 2014 the Company has purchased $7.9 million of shares in the open market at an average price of $6.78.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 21 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 14 MR tankers, and one post-Panamax tanker) with an average age of 3.9 years, time charters-in 30 product tankers (nine LR2, five LR1, seven MR and nine Handymax tankers), and has contracted for 63 newbuilding vessels (30 MR, 12 LR2, and 14 Handymax ice class-1A product tankers and seven VLCCs), 43 are expected to be delivered to the Company throughout 2014, 16 in 2015 and four in 2016. The Company also owns approximately 26% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures

This press release describes adjusted net income and Adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure). The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income / (loss)

	For the three months ended December 31,
	2013		2012
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net income / (loss)	$5,771	$0.03	$(4,880)	$(0.11)
Adjustments:
Unrealized (gain)/loss on derivative financial instruments	(82)	(0.00)	1,269	0.03
Write down of vessels held for sale	21,187	0.12	-	0.00
Gain on sale of VLGCs	(41,375)	(0.23)	-	0.00
Total adjustments	(20,270)	(0.11)	1,269	0.03
Adjusted net loss	$(14,499)	$(0.08)	$(3,611)	$(0.08)

	For the year ended December 31,
	2013		2012
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net income / (loss)	$17,015	$0.12	$(26,537)	$(0.64)
Adjustments:
Write off of deferred financing fees	-	-	2,978	0.07
Unrealized (gain)/loss on derivative financial instruments	(567)	(0.00)	1,231	0.03
Write down of vessels held for sale and loss from sales of vessels	21,187	0.14	10,404	0.25
Gain on sale of VLGCs	(41,375)	(0.28)	-	-
Total adjustments	$(20,755)	(0.14)	14,613	0.35
Adjusted net loss	$(3,740)	$(0.03)	$(11,924)	$(0.29)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2013	2012	2013	2012
Net income / (loss)	$5,771	$(4,880)	17,015	$(26,537)
Financial expenses	383	1,929	2,705	8,512
Unrealized (gain)/loss on derivative financial instruments	(82)	1,269	(567)	1,231
Financial income	(197)	(29)	(1,147)	(35)
Depreciation	6,930	4,605	23,595	14,818
Depreciation component of our net profit from associate	297	-	297	-
Amortization of restricted stock	6,405	892	13,142	3,490
Write down of vessels held for sale	21,187	-	21,187	10,404
Gain on sale of VLGCs	(41,375)	-	(41,375)	-
Adjusted EBITDA	$(681)	$3,786	$34,852	$11,883

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616